UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Superior Consultant Holdings Corporation

(Name of Subject Company (Issuer))

ACS Merger Corp.,

a wholly-owned subsidiary of
Affiliated Computer Services, Inc.
(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

868146101

(CUSIP Number of Class of Securities)

William L. Deckelman, Jr., Esq.

Executive Vice President, Secretary and General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell
Dallas, Texas 75204
(214) 841-6111
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With Copies to:

Thomas W. Hughes, Esq.

D. Forrest Brumbaugh, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Ave., Suite 2800
Dallas, Texas 75201
(214) 855-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$95,678,533	$11,261.36

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $8.50 (i.e. the tender offer price) and (ii) 11,256,298, the estimated number of shares of Superior common stock to be acquired in this tender offer and the merger (including 704,768 shares of Superior common stock issuable upon the exercise of outstanding options and warrants having an exercise price less than $8.50 that could be tendered in the tender offer).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals is $117.70 per million of the aggregate transaction valuation.

     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.    ☐

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.    ☐

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☑third party tender offer subject to Rule 14d-1	☐going-private transaction subject to Rule 13e-3.
☐issuer tender offer subject to Rule 13e-4	☐amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by ACS Merger Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation (“ACS”), to purchase all the outstanding shares of common stock, par value $0.01 per share, of Superior Consultant Holdings Corporation, a Delaware corporation (“Superior”), at a purchase price of $8.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2004, and in the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of the Purchaser and ACS. The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, are hereby incorporated by reference in answer to Items 1-9 and 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

      The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

      (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Superior Consultant Holdings Corporation, a Delaware corporation. Superior’s principal executive offices are located at 5225 Auto Club Drive, Dearborn, Michigan 48126. Superior’s telephone number is (248) 386-8300.

      (b) This statement relates to the common stock, par value $0.01 per share, of Superior, of which there were 10,551,530 shares issued and outstanding as of November 30, 2004. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares of Superior Common Stock; Dividends on Shares of Superior Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

      (a), (b), (c) This Schedule TO is filed by the Purchaser and ACS. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and ACS” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

      The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

      The information set forth in the “Introduction” and Sections 9, 11, and 12 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and ACS,” “Background of the Offer; Past Contacts, Negotiations and Transactions,” and “Purpose of the Offer and the Merger; Plans for Superior; The Merger Agreement; The Tender and Voting Agreements; Other Agreements,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past 2 years which would be required to be disclosed under this Item 5 between any of the Purchaser or ACS or any of their respective subsidiaries or, to the best knowledge of Purchaser or ACS, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and Superior or its affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.

Item 6.	Purpose of This Transaction and Plans or Proposals

      The information set forth in the “Introduction” and Sections 7 and 12 of the Offer to Purchase entitled “Effect of the Offer on the Market for Superior Common Stock; Nasdaq Listing of Superior Common Stock; Exchange Act Registration of Superior Common Stock; Margin Regulations,” and “Purpose of the Offer and the Merger; Plans for

Superior; The Merger Agreement; The Tender and Voting Agreements; Other Agreements,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

      The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Company

      The information set forth in the “Introduction” and Sections 8, 9, 11 and 12 of the Offer to Purchase entitled “Certain Information Concerning Superior,” “Certain Information Concerning the Purchaser and ACS,” “Background of the Offer; Past Contacts, Negotiations and Transactions” and “Purpose of the Offer and the Merger; Plans for Superior; The Merger Agreement; The Tender and Voting Agreements; Other Agreements,” respectively, is incorporated herein by reference.

Item 9.	Persons/ Assets Retained, Employed, Compensated or Used

      The information set forth in Sections 11, 12 and 15 of the Offer to Purchase entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” “Purpose of the Offer and the Merger; Plans for Superior; The Merger Agreement; The Tender and Voting Agreements; Other Agreements” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10.	Financial Statements

      Not applicable.

Item 11.	Additional Information

      (a)(1) The information set forth in Sections 9, 11 and 12 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and ACS,” “Background of the Offer; Past Contacts, Negotiations and Transactions” and “Purpose of the Offer and the Merger; Plans for Superior; The Merger Agreement; The Tender and Voting Agreements,” respectively, is incorporated herein by reference.

      (a)(2) and (3) The information set forth in Sections 12, 13 and 14 of the Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for Superior; The Merger Agreement; The Tender and Voting Agreements; Other Agreements,” “Certain Conditions to the Offer,” and “Certain Legal Matters,” respectively, is incorporated herein by reference.

      (a)(4) The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for Superior Common Stock; Nasdaq Listing of Superior Common Stock; Exchange Act Registration of Superior Common Stock; Margin Regulations” is incorporated herein by reference.

      (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)	Offer to Purchase, dated December 23, 2004.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)	Press Release issued by Affiliated Computer Services, Inc. on December 17, 2004.
(a)(6)	Summary Newspaper Advertisement published in The Wall Street Journal on December 23, 2004.
(b)(1)	Five Year Competitive Advance and Revolving Credit Facility Agreement, dated as of October 27, 2004, by and among Affiliated Computer Services, Inc., other Borrowers from time to time party thereto, the Lender Parties from time to time party thereto, JPMorgan Chase Bank, as Administrative Agent, Wells Fargo Bank, National Association, as Syndication Agent, and others (filed as Exhibit 10.1 to ACS’ Current Report on Form 8-K, filed October 29, 2004 and incorporated herein by reference).
(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2004, by and among Affiliated Computer Services, Inc., ACS Merger Corp. and Superior Consultant Holdings Corporation.
(d)(2)	Form of Tender and Voting Agreement, dated as of December 17, 2004, among Superior Consultant Holdings Corporation, Affiliated Computer Services, Inc., ACS Merger Corp. and selected directors and officers of Superior Consultant Holdings Corporation.
(d)(3)	Confidentiality Agreement, dated June 14, 2004, between Affiliated Computer Services, Inc. and William Blair & Company, L.L.C., as agent for Superior Consultant Holdings Corporation.
(d)(4)	Letter Agreement, dated December 17, 2004, by and among Camden Partners Strategic Fund II-A, L.P., Camden Partners Strategic Fund II-B, L.P., Affiliated Computer Services, Inc., ACS Merger Corp., and Superior Consultant Holdings Corporation, modifying that certain Warrant Agreement, dated June 9, 2003, by and among Superior Consultant Holdings Corporation and the warrantholder parties thereto.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACS MERGER CORP.

By:	/s/ JOHN H. REXFORD

Name: John H. Rexford
Title: Vice President

AFFILIATED COMPUTER SERVICES, INC.

By:	/s/ JOHN H. REXFORD

Name: John H. Rexford
Title: Executive Vice President

Dated: December 23, 2004

INDEX TO EXHIBITS

Exhibit
No.	Document

(a)(1)	Offer to Purchase, dated December 23, 2004.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)	Press Release issued by Affiliated Computer Services, Inc. on December 17, 2004.
(a)(6)	Summary Newspaper Advertisement published in The Wall Street Journal on December 23, 2004.
(b)(1)	Five Year Competitive Advance and Revolving Credit Facility Agreement, dated as of October 27, 2004, by and among Affiliated Computer Services, Inc., other Borrowers from time to time party thereto, the Lender Parties from time to time party thereto, JPMorgan Chase Bank, as Administrative Agent, Wells Fargo Bank, National Association, as Syndication Agent, and others (filed as Exhibit 10.1 to ACS’ Current Report on Form 8-K, filed October 29, 2004 and incorporated herein by reference).
(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2004, by and among Affiliated Computer Services, Inc., ACS Merger Corp. and Superior Consultant Holdings Corporation.
(d)(2)	Form of Tender and Voting Agreement, dated as of December 17, 2004, among Superior Consultant Holdings Corporation, Affiliated Computer Services, Inc., ACS Merger Corp. and selected directors and officers of Superior Consultant Holdings Corporation.
(d)(3)	Confidentiality Agreement, dated June 14, 2004, between Affiliated Computer Services, Inc. and William Blair & Company, L.L.C., as agent for Superior Consultant Holdings Corporation.
(d)(4)	Letter Agreement, dated December 17, 2004, by and among Camden Partners Strategic Fund II-A, L.P., Camden Partners Strategic Fund II-B, L.P., Affiliated Computer Services, Inc., ACS Merger Corp., and Superior Consultant Holdings Corporation, modifying that certain Warrant Agreement, dated June 9, 2003, by and among Superior Consultant Holdings Corporation and the warrantholder parties thereto.
(g)	Not applicable.
(h)	Not applicable.